Exhibit 99

AUDITED COMBINED FINANCIAL STATEMENTS

The Unconsolidated Mines of
The North American Coal Corporation
Years Ended December 31, 2018 and 2017
With Report of Independent Auditors

The Unconsolidated Mines of
The North American Coal Corporation
Audited Combined Financial Statements
Years Ended December 31, 2018 and 2017

Report of Independent Auditors

The Board of Directors and Shareholders
NACCO Industries, Inc.

We have audited the accompanying combined financial statements of The Unconsolidated Mines of The North American Coal Corporation, which comprise the combined balance sheets as of December 31, 2018 and 2017, and the related combined statements of net income, equity and cash flows for the years then ended, and the related notes to the combined financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of The Unconsolidated Mines of The North American Coal Corporation at December 31, 2018 and 2017, and the combined results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Cleveland, Ohio
March 6, 2019

The Unconsolidated Mines of
The North American Coal Corporation

Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

December 31, 2018 and 2017

The Unconsolidated Mines of
The North American Coal Corporation
Combined Balance Sheets

	December 31
	2018	2017
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$34,908	$8,145
Accounts receivable	37,242	51,785
Accounts receivable from affiliated companies	5,045	3,185
Inventory and deferred production costs	91,660	100,998
Other current assets	12,807	14,530
Total current assets	181,662	178,643

Property, plant and equipment:
Coal lands and real estate	119,200	117,704
Advance minimum royalties	1,337	1,362
Plant and equipment	1,167,204	1,176,103
Construction in progress	5,960	16,027
	1,293,701	1,311,196
Less allowance for depreciation, depletion,
and amortization	(643,945)	(634,737)
	649,756	676,459

Deferred charges	10,854	15,817

Other assets:
Other investments and receivables	186,308	180,567
	186,308	180,567
Total assets	$1,028,580	$1,051,486

The Unconsolidated Mines of
The North American Coal Corporation
Combined Balance Sheets (Continued)

	December 31
	2018	2017
	(In thousands)
Liabilities and equity
Current liabilities:
Accounts payable	$39,390	$36,187
Accounts payable to affiliated companies	6,700	10,442
Current maturities of long-term obligations	61,763	87,147
Current mine closing accrual	8,378	11,761
Other current liabilities	29,972	29,733
Total current liabilities	146,203	175,270

Long-term obligations:
Note payable to Parent company	46	442
Advances from customers	228,715	212,893
Notes payable	254,558	229,796
Other obligations	151,351	181,220
	634,670	624,351
Noncurrent liabilities:
Deferred income taxes	16,951	11,966
Mine closing accrual	193,610	190,670
Pension and post-retirement benefits	24,311	35,957
Other accrued liabilities	8,180	7,851
	243,052	246,444
Equity:
Common stock and membership units	206	205
Capital in excess of stated value	791	791
Retained earnings	3,658	4,425
	4,655	5,421

Total liabilities and equity	$1,028,580	$1,051,486

See accompanying notes.

The Unconsolidated Mines of
The North American Coal Corporation
Combined Statements of Net Income

	Years Ended December 31
	2018	2017
	(In thousands)

Lignite tons delivered	35,508	34,791

Limestone yards delivered	5,374	1,952

Revenue:
Revenue	$761,929	$786,738
	761,929	786,738

Cost and expenses:
Cost of sales	613,500	618,583
Insurance proceeds received for damage to equipment	(9,000)	—
Gain on sale of assets	(1,191)	(578)
Depreciation, depletion, and amortization	67,704	81,639
	671,013	699,644
Operating profit	90,916	87,094

Other (expense) income
Interest, net	(25,922)	(25,732)
Income before income taxes	64,994	61,362

Income taxes	10,749	6,904

Net income	$54,245	$54,458

See accompanying notes.

The Unconsolidated Mines of
The North American Coal Corporation
Combined Statements of Equity

	Years Ended December 31
	2018	2017
	(In thousands)
Common stock and membership units:
Beginning balance	$205	$203
Issuance of membership units	1	2
	206	205

Capital in excess of stated value	791	791

Retained earnings:
Beginning balance	4,425	3,881
Net income	54,245	54,458
Dividends paid	(55,012)	(53,914)
	3,658	4,425

Total equity	$4,655	$5,421

See accompanying notes.

The Unconsolidated Mines of
The North American Coal Corporation
Combined Statements of Cash Flows

	Years Ended December 31
	2018	2017
	(In thousands)
Operating activities
Net income	54,245	54,458
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation, depletion, and amortization	67,704	81,639
Amortization of deferred financing costs	417	410
Gain on insurance proceeds and sale of assets	(10,191)	(578)
Costs recovered under sales contracts	133	—
Equity income received (earned) in cooperatives	2,100	(705)
Mine closing accrual	(1,217)	9,680
Deferred lease costs	3,293	2,717
Deferred income taxes	4,985	(11,687)
Post-retirement benefits and other accrued liabilities	(8,457)	(1,375)
Amortization of advance minimum royalties	115	51
Other noncurrent assets	(6,247)	(15,843)
	106,880	118,767
Working capital changes:
Accounts receivable	8,224	(10,029)
Inventories	9,338	(4,176)
Accounts payable and other accrued liabilities	8,890	13,431
Other changes in working capital	(649)	(13,419)
	25,803	(14,193)
Net cash provided by operating activities	132,683	104,574

Investing activities
Expenditures for property, plant, and equipment	(46,633)	(26,359)
Additions to advance minimum royalties	(90)	(85)
Other investing - net	(396)	829
Insurance proceeds received for damage to equipment	9,000	—
Proceeds from sale of property, plant, and equipment	1,732	1,849
Net cash used for investing activities	(36,387)	(23,766)

Financing activities
Additions to (repayment of) advances from customer, net	14,584	(11,122)
Additions to long-term obligations	50,311	22,366
Repayment of long-term obligations	(79,211)	(45,345)
Financing fees paid	(208)	–
Capital contribution	3	2
Dividends paid	(55,012)	(53,914)
Net cash used for financing activities	(69,533)	(88,013)

Increase (decrease) in cash and cash equivalents	26,763	(7,205)
Cash and cash equivalents at beginning of year	8,145	15,350
Cash and cash equivalents at end of year	$34,908	$8,145

See accompanying notes.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2018 and 2017

1. Organization

The Coteau Properties Company, The Falkirk Mining Company, The Sabine Mining Company, Demery Resources Company, LLC, Caddo Creek Resources Company, LLC, Camino Real Fuels, LLC, Coyote Creek Mining Company LLC, Liberty Fuels Company, LLC, Bisti Fuels Company, LLC, NAM-CSA, LLC, NAM-MCA, LLC, NAM-WFA, LLC, NAM-Corkscrew, LLC, NAM-PBA, LLC and NAM-QueenField, LLC (collectively, the Unconsolidated Mines) are each wholly owned subsidiaries of The North American Coal Corporation (Parent Company), which is a wholly owned subsidiary of NACCO Industries, Inc. (Ultimate Parent Company).

The Parent Company applies the provisions of Accounting Standards Codification (ASC) 810, Consolidation, which codifies the authoritative guidance on Consolidated Financial Statements for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In accordance with ASC 810, the Parent Company is not the primary beneficiary of the Unconsolidated Mines and does not consolidate these entities’ financial position or results of operations. The Unconsolidated Mines are still considered under common management of the Parent Company and, therefore, are reflected collectively in the Unconsolidated Mines’ audited combined financial statements.

The Coteau Properties Company: The Coteau Properties Company (Coteau), an Ohio corporation, was organized on May 23, 1972, pursuant to an agreement between the Parent Company and a wholly owned subsidiary of a diversified energy company (Buyer). Coteau is principally engaged in lignite mining through the operation of a surface mine in North Dakota.

On April 22, 1977, the Buyer exercised its option to enter into a coal sales agreement, as restated June 1, 1979. As of November 1, 1988, all of the Buyer’s rights, interests, and obligations under the coal sales agreement were assigned to Dakota Coal Company (Coteau’s Customer), a wholly owned subsidiary of Basin Electric Power Cooperative (Basin). This coal sales agreement was subsequently replaced with a coal sales agreement, as amended, between Coteau and Coteau’s Customer (Coteau Agreement) and provides Coteau with the option to extend Coteau’s agreement up to the year 2037 and provides for reimbursement of administrative and general expenses, included in cost of sales in the combined statements of net income, from actual costs to reimbursement at a fixed rate per ton.
Under the terms and conditions of the Coteau Agreement, Coteau is to supply coal to an electric generating station and a coal gasification plant, as well as to other third parties. The terms of a related option agreement, as amended, provide that, under certain conditions of default, Coteau’s Customer may acquire the assets, subject to the liabilities, for an amount equal to the equity of Coteau.

The Falkirk Mining Company: The Falkirk Mining Company (Falkirk), an Ohio corporation, was organized on August 22, 1974, to enter into a coal sales agreement (Falkirk Agreement) with an electric generation and transmission cooperative (Falkirk’s Customer). Falkirk’s agreement was restated effective January 1, 2007, to extend the agreement to 2045. Falkirk is principally engaged in lignite mining through the operation of a surface mine in North Dakota.

Under the terms of the Falkirk Agreement, Falkirk’s Customer has agreed to provide, or procure from others, the financing required to develop, equip, and operate Falkirk’s mine for the life of the Falkirk Agreement. The Falkirk Agreement provides that, under certain conditions of Falkirk’s default, Falkirk’s Customer may acquire the assets, subject to the liabilities, for an amount equal to the equity of Falkirk.

Falkirk’s Customer has entered into an operating agreement with Falkirk whereby a dragline to be used in the production of coal (original cost of approximately $40,000) leased by Falkirk’s Customer has been made available to Falkirk without rent.

The Sabine Mining Company: The Sabine Mining Company (Sabine), a Nevada corporation, was organized on November 6, 1980, and entered into a lignite mining agreement, as restated (Sabine Agreement), with a public utility (Sabine’s Customer) in 1981, which was subsequently amended and restated on January 1, 1996, December 1, 2001 and January 1, 2008. Sabine is principally engaged in lignite mining through the operation of a surface mine in Texas.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2018 and 2017

The Sabine Agreement provides that, under certain conditions of default, Sabine’s Customer may acquire the issued and outstanding common stock of Sabine for an amount equal to the equity of Sabine.
Other operating entities: Demery Resources Company, LLC (Demery), Caddo Creek Resources Company, LLC (Caddo), Camino Real Fuels, LLC (Camino Real), Coyote Creek, LLC (Coyote), Bisti Fuels Company, LLC (Bisti), NAM-CSA, LLC, NAM-MCA, LLC, NAM-WFA, LLC, NAM-Corkscrew, LLC, NAM-PBA, LLC and NAM-QueenField, LLC were all formed between 2008 and 2018 to develop, construct, and/or operate lignite surface mines or limerock quarries under long-term contracts for their respective customers. The contracts with the customers provide for reimbursement to the company at a price based on actual costs plus an agreed pre-tax profit per ton of coal or limerock delivered, actual costs plus an agreed upon fee per btu of heating value delivered or actual costs plus a management fee.

Demery, Caddo, Camino Real and Coyote commenced delivering coal prior to 2017. Bisti assumed the contract miner role at its customer's existing mine in January 2017.

Liberty Fuels Company, LLC (Liberty) ceased all mining and delivery of lignite in 2017 and commenced mine reclamation in 2018.

Since each of the Unconsolidated Mines has an agreement to provide coal or limerock to their respective customers, a significant portion of each of the Unconsolidated Mines’ revenue is derived from a single source. The financial position of the Unconsolidated Mines and the Parent Company would be materially affected if the existing contractual relationship with any of the Unconsolidated Mines’ customers were terminated or significantly altered.

Management performed an evaluation of the Unconsolidated Mines’ activities through March 6, 2019 which is the date these financial statements were issued. No significant subsequent events have occurred that required recognition or disclosure in these financial statements.

2.	Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Revenue Recognition and Accounts Receivable
Under their respective mining agreements, the Unconsolidated Mines recognize revenue and a related receivable when control of the promised good or service is transferred to the customer, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. These agreements provide for monthly settlements. The Unconsolidated Mines’ significant credit concentration is uncollateralized; however, historically, minimal credit losses have been incurred. Management has reviewed the carrying value of its accounts receivable and has determined that a reserve for credit losses is not necessary based on amounts subsequently realized.
Cash and Cash Equivalents
Cash and cash equivalents include cash in banks and highly liquid investments with initial maturities of three months or less. After considering the right of offset, outstanding checks net of their associated funding accounts, are classified as accounts payable.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2018 and 2017

Inventories
Coal and supply inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted-average method.
Property, Plant and Equipment
Property, plant, and equipment are recorded at cost. Depreciation, depletion, and amortization are provided in amounts sufficient to amortize the cost of related assets over their estimated useful lives or lease terms and are calculated by either the straight-line method or the units-of-production method based on estimated recoverable tonnage. In the course of preparing a mine for production, the Unconsolidated Mines incur mine development costs prior to initial production, as well as throughout the life of the mine. The Unconsolidated Mines capitalize these costs as a part of plant and equipment in the accompanying combined balance sheets. The Unconsolidated Mines amortize the development costs over their estimated useful life, which is generally a straight-line method. Repairs and maintenance costs are expensed when incurred, unless such costs extend the estimated useful life of the asset, in which case such costs are capitalized and depreciated.
During 2018 a major weather event destroyed a conveyor system at Falkirk.  An insurance settlement of $15,000 was recognized.  Proceeds related to damaged equipment of $9,000 and reimbursement for costs incurred related to this event of $6,000 were recognized as insurance proceeds received for damage to equipment and reduction of cost of sales, respectively, within the combined statement of net income.

Advance Minimum Royalties
Advance minimum royalties are advance payments made to lessors under terms of mineral lease agreements that are recoupable against future production. These advanced payments are capitalized when paid and charged against income as the coal reserves are mined.
Long-Lived Assets
Upon identification of indicators of impairment, management compares the carrying value of its long-lived assets to the undiscounted cash flows of such assets. When the undiscounted cash flows are less than the related assets’ carrying value, the long-lived assets are adjusted to fair value (based on active market quotes, third-party appraisals, or discounted cash flows).
Accounting for Asset Retirement Obligations
Under certain federal and state regulations, the Unconsolidated Mines are required to reclaim land disturbed as a result of mining. Reclamation of disturbed land is a continuous process throughout the terms of the mining agreements. Current reclamation costs are charged to expense in the period incurred and are being recovered as a cost of coal tonnage sold. Costs to complete reclamation after mining has been completed are to be reimbursed under the respective mining or coal sales agreements.

Authoritative guidance on accounting for asset retirement obligations provides accounting requirements for retirement obligations associated with tangible long-lived assets, including: (i) the timing of liability recognition; (ii) initial measurement of the liability; (iii) allocation of asset retirement cost to expense; (iv) subsequent measurement of the liability; and (v) financial statement disclosures. The guidance requires an asset’s retirement cost to be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method.

The Unconsolidated Mines’ asset retirement obligations are for costs to close its surface mines and reclaim the land it has disturbed as a result of its normal mining activities. The Unconsolidated Mines have estimated these costs and recognized a liability and associated asset in accordance with authoritative guidance. The Unconsolidated Mines determined these obligations based on estimates adjusted for inflation, projected to the estimated closure dates, and then discounted using a credit-adjusted, risk-free interest rate. The accretion of the liability is being recognized over the estimated life of the individual asset retirement obligations.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2018 and 2017

The associated asset and accumulated depreciation is recorded in property, plant, and equipment in the accompanying combined balance sheets.

Since the cost of reclamation is reimbursable under the provisions of the mining agreements, the difference between the capitalized asset retirement obligation and the reclamation liability is recorded as a long-term receivable from the customers. Additionally, the annual costs related to amortization of the asset and accretion of the liability, which on a combined basis approximated $16,589 and $29,702 in 2018 and 2017, respectively, are included in cost of sales, which increases the sales to, and the long-term receivable from, the customers. The long-term receivable (see Note 4) will be reimbursed to the Unconsolidated Mines as the costs of reclamation are actually incurred.
There are currently no assets legally restricted for purposes of settling these asset retirement obligations. A reconciliation of the beginning and ending aggregate carrying amount of the asset retirement obligations is as follows:

	December 31
	2018	2017

Beginning balance	$202,431	$196,362
Liabilities incurred during the period	773	—
Liabilities settled	(8,931)	—
Accretion expense	10,029	9,680
Revision in cash flows	(2,314)	(3,611)
	$201,988	$202,431

Financial Instruments
Financial instruments held by the Unconsolidated Mines include cash and cash equivalents, accounts receivable, accounts receivable from affiliated companies, accounts payable, accounts payable to affiliated companies, notes payable and advances from customers.
Accounting Standard Updated in 2018:
The Unconsolidated Mines account for revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers" (ASC 606), which the Unconsolidated Mines adopted on January 1, 2018, using the modified retrospective method. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period results are not adjusted and continue to be reported in accordance with our historical accounting under Topic 605.
Revenues are recognized when control of the promised goods or services is transferred to the Unconsolidated Mines' customers, in an amount that reflects the consideration the Unconsolidated Mines expects to be entitled to in exchange for those goods or services.
At contract inception, the Unconsolidated Mines assess the goods and services promised in their contracts with customers and identify a performance obligation for each promised good or service that is distinct. To identify the performance obligations, the Unconsolidated Mines consider all of the goods or services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices.
Each mine or mine area has a contract with its respective customer that represents a contract under ASC 606. The Unconsolidated Mines' performance obligations vary by contract and consist of the following:
At North American Mining (NAM) entities, the management service to oversee the operation of the equipment and delivery of limestone is the performance obligation accounted for as a series. Performance momentarily creates an asset that the customer simultaneously receives and consumes; therefore, control is transferred to the customer over time. Consistent with the conclusion

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2018 and 2017

that the customer simultaneously receives and consumes the benefits provided, an input-based measure of progress is appropriate. As each month of service is completed, revenue is recognized for the amount of actual costs incurred, plus the management fee and the general and administrative fee (as applicable). Fluctuations in revenue from period to period result from changes in customer demand and variances in reimbursable costs primarily due to increases and decreases in activity levels on individual contracts.
At Coteau, Falkirk, Sabine, Demery, Caddo, Camino Real, Coyote and Bisti, each ton or MMBtu delivered during the production period is considered a separate performance obligation. Revenue is recognized at the point in time that control of each ton or MMBtu of lignite transfers to the customer. Fluctuations in revenue from period to period generally result from changes in customer demand.

Liberty receives a management fee for its efforts to satisfy its post-production performance obligation.  As each month of service is completed, revenue is recognized for the post production management fee earned.

In addition, all of the Unconsolidated Mines are reimbursed dollar for dollar for all actual costs incurred.  As the actual costs to be incurred are neither known nor fixed at contract inception, the reimbursement of such costs represents variable consideration. However, based on the guidance for allocating variable consideration, the Parent Company believes that all variable consideration can be allocated to specific performance obligations, or specific distinct services within those performance obligations, which obviates the need to estimate the variable consideration under Step 3 of ASC 606.  Effectively, for each day that the Unconsolidated Mines perform under their respective contracts, they incur various costs associated with such performance, which are invoiced to their respective customers for reimbursement.  As such, the cost reimbursement portion of the contract is specifically related to efforts to satisfy the performance obligation or transfer the distinct good or service to which those costs relate.  In other words, the cost reimbursement is commensurate with the efforts to fulfill the promises each day.  As such, criterion (a) of ASC 606-10-32-40 is met for variable consideration in the form of cost reimbursements.

The following table disaggregates revenue by major sources:

	YEAR ENDED
	DECEMBER 31
Major Goods/Service Lines	2018	2017 (1)
Unconsolidated operations - long-term contracts	$761,929	$786,738
Total revenues	$761,929	$786,738

Timing of Revenue Recognition
Goods transferred at a point in time	$749,816	$782,458
Services transferred over time	12,113	4,280
Total revenues	$761,929	$786,738

(1) As noted above, prior period amounts have not been adjusted under the modified retrospective method.
Receivable Balances
The opening and closing balances of the Unconsolidated Mines' trade receivables are as follows:

Trade accounts receivable, net
Balance, January 1, 2018	$51,785
Balance, December 31, 2018	37,242
Increase (decrease)	$(14,543)

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2018 and 2017

Accounting Standards Not Yet Adopted:
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which is codified in ASC 842, Leases (ASC 842) and supersedes current lease guidance in ASC 840. ASC 842 requires a lessee to recognize a right-of-use asset (ROU asset) and a corresponding lease liability for substantially all leases. The lease liability will be equal to the present value of the remaining lease payments while the ROU asset will be similarly calculated and then adjusted for initial direct costs. In addition, ASC 842 expands the disclosure requirements to increase the transparency and comparability of the amount, timing and uncertainty of cash flows arising from leases. The Unconsolidated Mines will adopt the new standard effective January 1, 2019 using the modified retrospective transition method by recognizing a cumulative effect adjustment to the opening balance of retained earnings. The Unconsolidated Mines will not apply the standard to the comparative periods presented in the year of adoption.
The Unconsolidated Mines will elect many of the available practical expedients permitted under the guidance, which among other items, allows the Unconsolidated Mines to carry forward their historical lease classification and not reassess leases for the definition of lease under the new standard. Upon the adoption of ASC 842, the Unconsolidated Mines do not expect to record a ROU asset and related lease liability for leases with an initial term of 12 months or less.
The Unconsolidated Mines are still assessing the potential impact that ASC 842 will have on their combined financial statements and disclosures. However, the adoption of this guidance is not expected to have a material effect on the Unconsolidated Mines' financial position, results of operations, cash flows, liquidity or debt covenant compliance.

3.	Inventories

	December 31
	2018	2017

Coal	$23,389	$33,931
Supplies	68,271	67,067
Total inventories	$91,660	$100,998

4.	Other Investments and Receivables

Other investments and receivables consist of the following:

	December 31
	2018	2017
Long-term receivable from Unconsolidated Mine customers related to:
Asset retirement obligation	$94,331	$87,184
Pension and retiree medical obligation	44,495	47,765
Reclamation bond	20,622	20,622
Investment in cooperatives	14,708	16,768
Other	13,721	8,228
	$187,877	$180,567
The long-term receivables will be reimbursed to the Unconsolidated Mines as the costs of reclamation, pension and retiree medical obligations are actually incurred or paid.
One of the Unconsolidated Mines holds investments in cooperatives that provide electrical service to the mine site. Patronage dividends from cooperatives are recorded as declared. The dividends declared are consistently paid out, but routinely several years after the declaration. These patronage dividends when declared are reflected as a reduction in the cost of coal under the mining agreements. In the event the cooperatives should become unable to pay the patronage dividends previously declared, the Unconsolidated Mines would be required at that time to record an impairment charge against the investment asset, which would be reimbursable under the mining agreement.

5.	Accrued Liabilities

Other current liabilities consist of the following:

	December 31
	2018	2017

Accrued payroll	$20,839	$19,844
Other	9,133	9,889
	$29,972	$29,733

6.	Advances From Customers and Notes Payable

Advances from Customers
Advances from customers represent undiscounted amounts advanced to Coteau and Falkirk from their customers or their affiliates to provide working capital and to develop and operate the mines. These advances, which are not guaranteed by either the Parent Company or the Ultimate Parent Company, are secured by substantially all owned assets and assignment of all rights under the agreements. Coteau’s advances incur an average weighted interest rate of 4.53%. No repayment schedule has been established for Falkirk’s advances, which are noninterest-bearing, in accordance with the funding agreement with the customer.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2018 and 2017

Estimated maturities for Coteau for the next five years, including current maturities, and Falkirk’s customer advances with unspecified repayment schedules are as follows:

2019	8,327
2020	8,327
2021	8,327
2022	8,327
2023	8,327
Thereafter	81,979
$123,614
Advances with unspecified repayment schedule	118,890
Total advances from customers	242,504
Less current maturities	13,789
Total long-term advances from customers	$228,715

Notes Payable
Notes payable primarily represents financing which customers arranged and guaranteed for Coyote and Sabine. Neither the Parent Company nor the Ultimate Parent Company has guaranteed these borrowings. Notes payable consist of the following:

	December 31
	2018	2017

Borrowings under a revolving credit agreement that expires July 31, 2019, to a bank providing for borrowings up to $40,000. Interest is based on the bank’s daily cost of funds plus 1.75% and 1.75% at December 31, 2018 and 2017, respectively	$—	$22,034
KeyBank – Revolving line of credit due March 16, 2020, providing for borrowing up to $105,000. Interest is based on the base rate plus 0.75% and 0.75% and on LIBOR plus 1.75% and 1.75% at December 31, 2018 and 2017 respectively, on the unpaid balance (interest rate of 6.25/4.28% and 5.25/3.32% at December 31, 2018 and 2017, respectively)	32,300	37,300
AIG – Secured note payable due December 28, 2040 with monthly principal and interest payments that began on July 28, 2016 at an interest rate of 4.39% on the unpaid balance	120,001	125,455
Secured note payable due February 21, 2032 with semiannual principle and interest payments at an interest rate of 4.58% on the unpaid balance	43,875	47,125
Secured note payable due October 31, 2024, with semiannual interest payments at an interest rate of 6.37% on the unpaid balance	25,000	25,000
PNC - Secured note payable due October 16, 2035 with semiannual principle and interest payments at an interest rate of 4.68% on the unpaid balance	50,000	—
Win Trust note #1 due August 30, 2023 with monthly principal and interest payments at an interest rate of 3.50%, Win Trust note #2 due December 30, 2023 with monthly principal and interest payments at an interest rate of 4.28%	—	9,561
Other	302	357
Total notes payable	$271,478	$266,832
Less current portion	15,154	35,687
Less deferred financing fees	1,766	1,349
Long-term portion of notes payable	$254,558	$229,796

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2018 and 2017

Under the terms of all note agreements, substantially all assets of Coyote and Sabine are pledged and all rights under the mining or coal sales agreements are assigned.
Notes payable maturities for the next five years are as follows:

2019	15,154
2020	14,660
2021	14,551
2022	14,518
2023	14,586
Thereafter	196,243
Total	$269,712
Commitment fees paid to banks were approximately $281 and $271 in 2018 and 2017, respectively, and are included in interest expense in the accompanying combined statements of net income.

7.	Pension and Other Postretirement Plans
Defined Benefit Plans
The Unconsolidated Mines maintain various defined benefit pension plans that provide benefits based on years of service and average compensation during certain periods. Prior to 2017, all pension benefits were frozen for all employees. Employees whose benefits were frozen receive retirement benefits under defined contribution retirement plans. In years prior to 2017, the Ultimate Parent Company also approved freezing all pension benefits under its Supplemental Retirement Benefit Plan.

The Unconsolidated Mines made contributions to the defined benefit pension plan of $987 and $502 in 2018 and 2017, respectively. The Unconsolidated Mines expect to make supplemental payments and pay benefits from the assets of the plan of $9,201 in 2019, $9,874 in 2020, $10,452 in 2021, $10,918 in 2022, $11,313 in 2023 and $60,552 in the five years thereafter.

The following is a detail of the net periodic pension income of the Unconsolidated Mines, using assumed discount rates ranging from 3.55% to 3.60% in 2018 and 4.00% to 4.05% in 2017:

	Year Ended December 31
	2018	2017

Interest cost	$7,086	$7,635
Service cost	424	485
Expected return on plan assets	(13,636)	(13,156)
Amortization of actuarial loss	771	458
Net periodic pension income	$(5,355)	$(4,578)

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2018 and 2017

The following is a detail of the changes in plan assets and benefit obligations recognized in long-term receivable from customers:

	Year Ended December 31
	2018	2017

Current year actuarial loss (gain)	$7,738	$(5,590)
Amortization of actuarial loss	(771)	(458)
Current year prior service credit	(253)	—
Amount recognized in long-term receivable	$6,714	$(6,048)

The following sets forth the Unconsolidated Mines portion of the changes in the benefit obligation and plan assets of the defined benefit plans of the Unconsolidated Mines at:

	December 31
	2018	2017
Change in benefit obligation:
Projected benefit obligation at beginning of year	$201,500	$191,560
Service cost	424	485
Interest cost	7,086	7,635
Customer obligations assumed	—	1,140
Plan amendments	(253)	—
Actuarial (gain) loss	(15,013)	8,714
Benefits paid	(8,691)	(8,034)
Projected benefit obligation at end of year	$185,053	$201,500

	December 31
	2018	2017
Change in plan assets:
Fair value of plan assets at beginning of year	$194,964	$175,037
Actual return on plan assets	(9,115)	27,459
Employer contributions	987	502
Benefits paid	(8,691)	(8,034)
Fair value of plan assets at end of year	$178,145	$194,964

Funded status at end of year	$6,908	$6,536

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2018 and 2017

	December 31
	2018	2017
Amounts recognized in the combined balance sheets consist of:
Noncurrent assets	$2,046	$3,249
Noncurrent liabilities	(8,954)	(9,785)
	$(6,908)	$(6,536)

Components of long-term receivables from customers consist of:
Actuarial loss	$34,681	$27,714
Prior service credit	(253)	—
	$34,428	$27,714
The expected long-term rate of return on defined benefit plan assets reflects management's expectations of long-term rates of return on funds invested to provide for benefits included in the projected benefit obligations. The Ultimate Parent Company establishes the expected long-term rate of return assumption for plan assets by considering the historical rates of return over a period of time that is consistent with the long-term nature of the underlying obligations of these plans as well as a forward-looking rate of return. The historical and forward-looking rates of return for each of the asset classes used by the Ultimate Parent Company to determine its estimated rate of return assumption were based upon the rates of return earned or expected to be earned by investments in the equivalent benchmark market indices for each of the asset classes.
Expected returns are based on a calculated market related value. Under this methodology, asset gains and losses resulting from actuarial returns that differ from the expected returns are recognized in the market related value of assets ratably over three years.
The Plan maintains an investment policy that, among other things, establishes a portfolio asset allocation methodology with percentage allocation bands for individual asset classes. The investment policy provides that investments are reallocated between asset classes as balances exceed or fall below the appropriate allocation bands.
The following is the actual allocation percentage and target allocation percentage for the plan assets at the measurement date:

	Actual 2018	Actual 2017	Target Allocation Range
U.S. equity securities	42.3%	47.2%	36.0%–54.0%
Non-U.S. equity securities	19.3	21.1	16.0%–24.0%
Fixed income securities	38.0	31.4	30.0%–40.0%
Money market	0.4	0.3	0.0%–10.0%

The fair value of each major category of plan assets for the Unconsolidated Mines’ pension plans is determined using quoted market prices in active markets for identical assets, or Level 1 inputs in the fair value hierarchy. Following are the values as of December 31:

	2018	2017

U.S. equity securities	$75,262	$91,821
Non-U.S equity securities	34,446	40,983
Fixed income securities	67,686	61,473
Money market	751	687
Total	$178,145	$194,964

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2018 and 2017

Postretirement Health Care
The Parent Company maintains health care plans which provide benefits to grandfathered eligible retired employees, including employees of the Unconsolidated Mines. Prior to 2017, postretirement health care plan amendments for the Unconsolidated Mines eliminated all post-65 welfare coverage and Medicare reimbursements. The Unconsolidated Mines expect to pay benefits of $1,500 in 2019, $1,663 in 2020, $1,699 in 2021, $1,729 in 2022, $1,737 in 2023 and $6,606 in the five years thereafter.
The following is a detail of the net periodic benefit expense for postretirement health care and life insurance for the Unconsolidated Mines, using an assumed discount rate of 3.10/3.55% and 3.25/4.0% in 2018 and 2017, respectively:

	Year Ended December 31
	2018	2017

Service cost	$424	$454
Interest cost	893	992
Expected return on plan assets	—	(12)
Amortization of actuarial gain	(129)	—
Amortization of prior service (credit) cost	(3)	56
Net periodic postretirement expense	$1,185	$1,490

The following is a detail of the changes in plan assets and benefit obligations recognized in long-term receivable from customers:

	Year Ended December 31
	2018	2017

Current year actuarial gain	$(10,188)	$(1,372)
Recognition of net gain	129	—
Current year prior service credit	(1,992)	—
Amortization of prior service credit (cost)	3	(56)
Amount recognized in long-term receivable	$(12,048)	$(1,428)

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2018 and 2017

The following sets forth the changes in the benefit obligations and plan assets during the year of the postretirement health care and life insurance plans:

	December 31
	2018	2017
Change in benefit obligation:
Benefit obligation at beginning of year	$28,454	$22,792
Service cost	424	454
Interest cost	893	992
Opening balance obligation	—	6,817
Plan amendments	(1,992)	—
Actuarial gain	(10,188)	(1,458)
Benefits paid	(734)	(1,143)
Benefit obligation at end of year	$16,857	$28,454

Change in plan assets:
Fair value of plan assets at beginning of year	$—	$708
Actual loss on plan assets	—	(73)
Employer contributions	734	508
Benefits and taxes paid	(734)	(1,143)
Fair value of plan assets at end of year	$—	$—

Funded status at end of year	$(16,857)	$(28,454)

	December 31
	2018	2017
Amounts recognized in the combined balance sheets consist of:
Current liabilities	$(1,500)	$(2,260)
Noncurrent liabilities	(15,357)	(26,194)
	$(16,857)	$(28,454)

Components of long-term receivables from customers consist of:
Actuarial gain	$(11,805)	$(1,746)
Prior service credit	(1,992)	(3)
	$(13,797)	$(1,749)

Assumed health care cost trend rates can have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects at December 31, 2018:

	1-Percentage-Point Increase	1-Percentage-Point Decrease

Effect on total of service and interest cost	$72	$(68)
Effect on postretirement benefit obligation	$614	$(586)

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2018 and 2017

Assumptions used in accounting for the pension and postretirement health care and life insurance benefit plans were as follows for the years ended:

	December 31
	2018	2017
Weighted-average discount rates – pension	4.20% - 4.25%	3.55% - 3.60%
Weighted-average discount rates – postretirement	3.80% - 4.25%	3.10%
Expected long-term rate of return on assets-pension	6.00% - 7.50%	2.00%/ 7.50%
Expected long-term rate of return on assets-postretirement	N/A	5.75%
Health care cost trend rate assumed for next year	6.75%	7.00%
Ultimate health care cost trend rate	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2025	2025

Defined Contribution Plans
For employees hired after December 31, 1999, the Parent Company established a defined contribution plan which requires the Unconsolidated Mines to make retirement contributions based on a formula using salary as a component of the calculation. For employees hired after December 31, 2005, some of the Unconsolidated Mines contribute a set percentage of the employee’s salary. Employees are vested at a rate of 20% for each year of service and become 100% vested after five years of employment. The Unconsolidated Mines recorded contribution expense of approximately $7,822 in 2018 and $7,885 in 2017 related to this plan.
Substantially all the Unconsolidated Mines’ salaried employees also participate in a defined contribution plan sponsored by the Parent Company. Employee contributions are matched by the Unconsolidated Mines up to a limit of 5% of the employee’s salary. The Unconsolidated Mines’ contributions to this plan were approximately $8,900 in 2018 and $8,654 in 2017.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2018 and 2017

8. Leasing Arrangements and Other Commitments

The Unconsolidated Mines lease certain equipment under cancelable and non-cancelable capital and operating leases that expire at various dates through 2035. Many leases are renewable for additional periods at terms based upon the fair market value of the leased items at the renewal dates.
Future minimum lease payments as of December 31, 2018, for all lease obligations are as follows:

2019	39,614
2020	28,534
2021	24,790
2022	20,694
2023	17,290
Thereafter	100,646
Total minimum lease payments	231,568

As of December 31, 2018, $110,267 of the long-term lease obligations and $13,773 of the current maturities in the table above are due to a customer of one of the Unconsolidated Mines.
Under the provisions of the mining or coal sales agreements, the customers are required to pay, as a part of the cost of coal delivered, an amount equal to the annual lease payments. Assets recorded under capital leases are included in property, plant, and equipment. Amortization of assets recorded under capital lease obligations is included in depreciation, depletion, and amortization in the combined statements of net income.

9.	Income Taxes

The Unconsolidated Mines are included in the consolidated federal income tax return filed by the Ultimate Parent Company. The Unconsolidated Mines have entered into a tax-sharing agreement with the Ultimate Parent Company under which federal income taxes are computed by the Unconsolidated Mines on a separate return basis. The current portion of such tax is paid to the Ultimate Parent Company, except that net operating loss and tax credit carryovers that benefit the consolidated tax return are advanced to the Unconsolidated Mines and are repaid as utilized on a separate-return basis. To the extent that these carryovers are not used on a separate return basis, the Unconsolidated Mines are required, under conditions pursuant to the tax-sharing agreement, to refund to the Ultimate Parent Company the balance of carryovers advanced and not used by the Unconsolidated Mines prior to the expiration of such carryovers.
During 2017, the U.S. government enacted the Tax Cuts and Jobs Act (“TCJA”), which significantly revised U.S. tax law. Effective January 1, 2018, the TCJA positively impacted the Unconsolidated Mines’ ongoing effective tax rate due to the reduction of the U.S. corporate tax rate from 35 percent to 21 percent. As a result of the TCJA, the Unconsolidated Mines recorded a discrete net tax benefit attributable to the corporate rate reduction on existing deferred tax assets and liabilities. This net benefit is attributable to the corporate rate reduction on existing deferred tax assets and liabilities.
The Unconsolidated Mines’ effective income tax rate in 2018 and 2017 differs from the federal statutory rate primarily due to percentage depletion.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2018 and 2017

The provision for income taxes consists of the following:

	Year Ended December 31
	2018	2017
Current:
Federal	$5,764	$18,591
Total current tax provision	5,764	18,591

Deferred:
Federal	4,985	(11,687)
Total deferred tax provision (benefit)	4,985	(11,687)
Total provision for income taxes	$10,749	$6,904

A summary of the primary components of the deferred tax assets and liabilities included in the accompanying combined balance sheets resulting from differences in the book and tax basis of assets and liabilities are as follows:

	December 31
	2018	2017
Deferred tax assets:
Accrued expense and reserves	$4,719	$6,210
Asset valuation	4,484	4,279
Inventory	2,040	1,878
Tax attribute carryforward	—	2,005
Other employee benefits	2,568	2,636
Total deferred tax assets	13,811	17,008
Deferred tax liabilities:
Pensions	(5,339)	(6,646)
Property, plant, and equipment	(25,423)	(22,328)
Total deferred tax liabilities	(30,762)	(28,974)
Net deferred tax liability	$(16,951)	$(11,966)

The Unconsolidated Mines regularly review the need for a valuation allowance against deferred tax assets and recognizes these deferred tax assets to the extent that realization is more likely than not. Based on a review of earnings history and trends, forecasted earnings, and the relevant expiration of carryforwards, the Unconsolidated Mines believe that no valuation allowance was necessary at December 31, 2018 or 2017.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2018 and 2017

10.	Fair Value of Financial Instruments

The carrying amounts for cash and cash equivalents, accounts receivable, accounts receivable from affiliated companies, and accounts payable and accounts payable to affiliated companies approximate fair value due to the short term maturities of these instruments. The fair value of notes payable and one of the Unconsolidated Mine's advances from customer were determined based on the discounted value of the future cash flows and one of the Unconsolidated Mine's advances from customer, which has no specified repayment schedule was determined based on the discounted value of the total payment at the end of the contract term, using borrowing rates currently available to the Unconsolidated Mines for bank loans with similar terms and maturities, taking into account company credit risk.
The fair value compared to the carrying value is summarized as follows:

	December 31
	2018	2017
Fair value:
Notes payable	$(265,219)	$(269,601)
Advances from customers	$(164,938)	$(164,316)

Carrying value:
Notes payable	$(271,477)	$(266,832)
Advances from customers	$(242,504)	$(227,920)

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2018 and 2017

11 - Equity

The components of common stock and capital in excess of stated value at December 31, 2018 are as follows:

	Common Stock	Capital in Excess of Stated Value

Coteau common stock, without par value (stated value $10 per share) – authorized 1,000 shares; issued and outstanding 100 shares	1	791
Falkirk common stock, without par value (stated value $1,919.30 a share) – authorized 1,000 shares; issued and outstanding 100 shares	192	—
Sabine common stock, $1 par value – authorized, issued and outstanding 1,000 shares	1	—
Demery membership units, $10 par value – authorized, issued and outstanding 100 shares	1	—
Caddo membership units, $10 par value – authorized, issued and outstanding 100 shares	1	—
Camino Real membership units, $10 par value – authorized, issued and outstanding 100 shares	1	—
Liberty membership units, $10 par value – authorized, issued and outstanding 100 shares	1	—
Coyote Creek membership units, $10 par value – authorized, issued and outstanding 100 shares	1	—
Bisti Fuels membership units, $10 par value – authorized, issued and outstanding 100 shares	1	—
NAM membership units, $10 par value – authorized, issued and outstanding 600 shares	6	—
	$206	$791

As noted previously, Demery, Caddo, Camino Real, Liberty, Coyote, Bisti and NAM were all formed between 2008 and 2018. These entities have been originally structured as single member limited liability companies primarily for the reduced administrative requirements, flexible profit distribution and pass-through tax attributes available with this form of entity.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2018 and 2017

12.	Supplemental Cash Flow Information

	December 31
	2018	2017
Cash paid (received) during the year for:
Interest	$25,470	$25,690
Income taxes	2,490	14,825
Property, plant, and equipment:
Capital leases and land	(905)	24,878
Deferred lease costs	(226)	(607)
Lease obligations	1,131	(24,271)
Accounting for asset retirement obligations:
Change in property, plant, and equipment	(15,137)	(3,611)
Change in receivables from customers including depreciation billed	7,147	16,397
Change in liabilities	444	(6,067)

13.	Transactions With Affiliated Companies

Costs and expenses include net payments of approximately $8,297 and $17,222 in 2018 and 2017, respectively, for administrative and other services from the Ultimate Parent Company, the Parent Company, and their subsidiaries.
Accounts receivable and accounts payable with the Ultimate Parent Company and the Parent Company represent the timing of income taxes and dividends within the affiliated group. In addition, accounts payable to affiliated companies includes a payable for a dragline sold from the Parent Company to one of the Unconsolidated Mines.
The note payable with the Parent Company of $46 and $442 in 2018 and 2017, respectively, is a demand note with interest of 2.52% at December 31, 2018 and 1.27% at December 31, 2017.
The Parent Company is a party to certain guarantees related to Coyote. Under certain circumstances of default or termination of Coyote’s Lignite Sales Agreement (LSA), the Parent Company would be obligated for payment of a "make-whole" amount to Coyote’s third party lenders. The “make-whole” amount is based on the excess, if any, of the discounted value of the remaining scheduled debt payments over the principal amount. In addition, in the event Coyote’s LSA is terminated on or after January 1, 2024 by Coyote’s customers, the Parent Company is obligated to purchase Coyote’s dragline and rolling stock for the then net book value of those assets. To date, no payments have been required from the Parent Company since the inception of these guarantees. The Parent Company believes that the likelihood it would be required to perform under the guarantees is remote, and no amounts related to these guarantees have been recorded.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)
December 31, 2018 and 2017

14.	Contingencies

Various legal and regulatory proceedings and claims have been or may be asserted against the Unconsolidated Mines relating to the conduct of their businesses. These proceedings are incidental to the ordinary course of business of the Unconsolidated Mines. Management believes that it has meritorious defenses and will vigorously defend itself in these actions. Any costs that management estimates will be paid as a result of these claims are accrued when the liability is considered probable and the amount can be reasonably estimated. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. The Unconsolidated Mines do not accrue liabilities when the likelihood that the liability has been incurred is probable but the amount cannot be reasonably estimated or when the liability is believed to be only reasonably possible or remote. For contingencies where an unfavorable outcome is probable or reasonably possible and which are material, the Unconsolidated Mines disclose the nature of the contingency and, in some circumstances, an estimate of the possible loss.
These matters are subject to inherent uncertainties, and unfavorable rulings could occur. If an unfavorable ruling were to occur, there exists the possibility of an adverse impact on the Unconsolidated Mines’ financial position, results of operations and cash flows of the period in which the ruling occurs, or in future periods.